82-3209



OMV

News Release



02 SEP 24 AM 9:41

September 10, 2002
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV acquires 32 filling stations in Bavaria and Saxony

SUPPL

- **Total number of OMV filling stations in Germany increased to 111**
- **Approximately 120 million liters additional fuel sales per annum**

OMV Group, the Central European oil and gas group, announces that OMV Deutschland GmbH, its 100% subsidiary based in Burghausen, has acquired 32 Shell and DEA filling stations from Shell & DEA Oil GmbH, Hamburg. 12 of the stations are in Bavaria and 20 are in Saxony. OMV Deutschland is thereby increasing its total number of filling stations from 79 to 111 and expanding its sales activities into the federal state of Saxony.

The acquisition of these stations will add around 120 million liters to OMV Deutschland's annual fuel sales, boosting sales volume by 50%. By 2008 OMV wants to increase its market share in Bavaria, at 2% prior to this acquisition , to 10%. The acquisition also represents a further step towards OMV target of doubling its market position in its Central and Eastern European core region by 2008. The 20 new filling stations in Saxony will fill a strategic gap with respect to the neighboring Czech Republic, where OMV is likewise well represented. In August 2002 OMV acquired 36 Czech filling stations under the Petra brand. The OMV retail network has now increased to 1,265 filling stations, of which 532 are in Austria and 733 abroad.

The 32 stations were put on the market as a result of the merger of Shell & DEA Oil, a stipulation of which was that the combined company reduced the fuel sales volume of its filling station business. OMV Deputy CEO Gerhard Roiss, responsible for Refining and Marketing, observes, "Along with our expansion in the growing markets of Eastern Europe, we also readily take advantage of sensible growth opportunities in more mature markets such as Germany and Austria. Our strength lies in our superior service with respect to both oil products and convenience operations." The takeover process and the accompanying rebranding of the stations to OMV will be implemented as soon as the acquisition is approved by the German Federal Cartel Office. It was agreed that the sales price would not be disclosed.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

- Ends -

Notes to editors:
OMV Deutschland GmbH: OMV has been active in Bavaria for more than 30 years. It is the operator of a refinery in Burghausen, focused on producing middle distillates and basics petrochemicals, and has a commercial and retail business. In 2001 OMV Deutschland GmbH had sales revenues of about EUR 1.4 billion. Over 50% of the jet fuel used at the Munich Franz Josef Strauß Airport is supplied by the company. Its marketing center in Landshut in Lower Bavaria is currently responsible for 79 OMV filling stations in southeastern Bavaria, almost 90 OMV brand partners and about 4,000 consumers of lubricating products, chemical-technical products, fuel and EXTRA light heating oil. In 2001 the company had 528 employees.

For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Internet home page: http://www.omv.com
Weber Shandwick Square Mile
Claudine Cartwright, London — Tel: +44 20 7950-2862; e-mail: ccartwright@webershandwick.com
Golin Harris Ludgate
Allan Jordan, New York — Tel: +1 (212) 697 9191; e-mail: ajordan@golinharris.com

Next result announcement **January–September 2002** on November 12, 2002